Mail Stop 4561

July 18, 2006

By U.S. Mail and Facsimile to 201-541-1778

Roman Price
Chairman of the Board, President, Chief Executive Officer
Ultitek, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

Re: Ultitek, Ltd.
     Registration Statement on Form 10-12(g)
     Amendment No. 2
     Filed June 16, 2006
     File No. 0-51819

Dear Mr. Price:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 3

1. We restate prior comment 2 to disclose early in this section that Ultitek common stock is listed for trading on the NASD Pink Sheets and that there is no active trading in the stock. Also, present a financial overview before page 6, including how Ultitek generates revenue and a statement that Ultitek has a net loss of $1,714,000 at March 31, 2006.

Technology, page 6

2. Reference is made to the last paragraph. We note on page 4 that the company plans to include language modules in French, German Spanish and other languages. Either here or on page 4, please discusses the cost of each new language module.

Our Marketing Strategy, page 8

3. We note that you currently service more than 62 airlines. We also note on page 9 that your system should generate $1.9 million in annual support and maintenance and royalties from each airline. This information seems inconsistent with your financial performance. Please augment or revise your document.

Employees, page 11

4. Please revise this section to make the information clear and understandable. Words appear to be missing. When revising the disclosure, please clarify how the 50 employees differ from the 10 employees. Also clarify how many of the employees are located in the U.S. and how many are located in Russia or elsewhere. Also, with respect to the 225 consultants, please clarity your relationship with these consultants. For example, please give some indication of how many of them are working for the company at any one time and how much has the company spent of fees paid to the 225 consultants in past periods.

Management's Discussion and Analysis, page 11

5. Please refer to our previous comment 15. You have had revenues during the past two years. Therefore, please revise to add the disclosures required by Item 303(b) of Regulation S-B.

Critical Accounting Estimates, page 13

6. Please refer to our previous comment 16. Refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:

- Specifically identify why each policy is considered critical by management.

- Discuss why you chose to account for these estimates in the current period using these policies, and discuss if different methods of estimation could have had a materially different impact on your financial presentation.

- Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

Executive Compensation, page 19

7. Please revise paragraph 2. It has incomplete information, and therefore it is not understandable.

Consolidated Financial Statements
Statement of Stockholder's Equity

8. Please refer to our previous comment 23.

- The business purpose of the issuance of the shares at par to officers and directors remains unclear. Please specifically disclose why these shares were issued.

- Please provide us a chronological time-line of these issuances, the merger and when you began trading on the pink sheets. Include the pricing history of your shares.

Note B – Summary of Significant Accounting Policies
General

9. Please refer to our previous comment 24. Please revise your footnote to include your accounting policies for the shares issued for services.

10. Please revise your disclosures to include all your revenue recognition policies in addition to any revenue recognized in connection with your software.

Note D – 7% Convertible Debenture

11. Please revise to disclose how you considered paragraph 12 of SFAS 133 in accounting for your convertible debt.

Note E – Note Payable to Individual

12. On page 12, you disclose that the debt is payable at the holder's option in either cash, or with stock at a rate of $0.05 per share. Please disclose how you considered paragraph 12 of SFAS 133 in accounting for this option.

Note I – Stock Option and Warrant Agreements

13. Please revise your disclosure to include the following:

- Disclose how you considered paragraph 6 of SFAS 133 and EITF 00-19 in accounting for your warrants issued.

- Disclose the methodology and assumptions used to determine the fair value of the warrants issued.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekeh Moore at 202-551-3463 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Virginia K. Sourlis
       The Sourlis Law Firm
       The Galleria
       2 Bridge Ave
       Red Bank, NJ 07701